Exhibit 99
Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER AUTOMOTIVE ANNOUNCES 2003 FOURTH QUARTER AND FISCAL YEAR RESULTS

Monday, February 23, 2004, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.A, NASDAQ: IAIA) today reported financial results for the fourth quarter ended December 31, 2003. Sales were $1,422 million for the fourth quarter ended December 31, 2003, up 35% compared to $1,055 million for the fourth quarter ended December 31, 2002. Diluted earnings per share for the fourth quarter ended December 31, 2003 was $0.37 compared to a diluted loss per share of $(0.09) for the fourth quarter ended December 31, 2002. Full year fiscal 2003 sales increased 21% to $4,655 million compared to $3,862 million for fiscal 2002 and diluted earnings per share increased to $1.18 for fiscal 2003 compared to $0.95 for fiscal 2002. Fourth quarter 2002 and fiscal 2002 diluted earnings per share included a charge of $0.47 per share and $0.39 per share, respectively related to a non-cash impairment charge recorded during the fourth quarter of 2002.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles.
	THREE MONTH PERIODS ENDED DECEMBER 31,			TWELVE MONTH PERIODS ENDED DECEMBER 31,
	(Unaudited)			(Audited)

	2003	2002		2003	2002

Sales	$1,421.7	$1,054.7		$4,654.6	$3,861.6
Operating income	$46.3	$15.3	(1)	$136.4	$121.7	(1)
Diluted earnings (loss) per share	$0.37	$(0.09)	(1)	$1.18	$0.95	(1)

(1)

Operating income for the three months and year ended December 31, 2002 include a non-cash impairment charge of $23.6 million. Diluted (loss) earnings per share for the three months and year ended December 31, 2002 included a charge of $0.47 per share and $0.39 per share, respectively related to the $23.6 million non-cash impairment charge and a related $1.5 million income tax charge.

Sales increased $367.0 million to $1,421.7 million for the three month period ended December 31, 2003. Approximately $126 million, or 34%, of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British Pound relative to the U.S. dollar.

North American production sales grew to $795.8 million in the fourth quarter of 2003 compared to $551.5 million in the fourth quarter of 2002 as a result of the positive impact of higher North American average dollar content per vehicle and the strengthening of the Canadian dollar. North American light vehicle production volumes for the three month period ended December 31, 2003 were 3.9 million units, representing a 1% increase as compared to the three month period ended December 31, 2002. North American average dollar content per vehicle increased 43% to $204 for the fourth quarter of 2003 compared to $143 for the fourth quarter of 2002. New products that contributed to this increase included the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon launched in the fourth quarter of 2003, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the window regulators for the Chrysler Minivan, the seat mechanisms for the Honda Accord and Pilot and the door panels for the Chevrolet Malibu, launched in the third quarter of 2003 and the complete seats for the Chrysler Pacifica launched in the first quarter of 2003.

European production sales increased to $416.2 million for the fourth quarter of 2003 compared to $327.2 million for the fourth quarter of 2002 as a result of growth in the European average dollar content per vehicle and the positive impact related to the strengthening of the euro and British Pound. European vehicle production volumes for the three month period ended December 31, 2003 were 4.2 million units representing a 1% decrease as compared to the three month period ended December 31, 2002. European average dollar content per vehicle increased 28% to $100 for the fourth quarter of 2003 compared to $78 for the fourth quarter of 2002. New products that contributed to this increase included the complete seats for the VW Portaro and the cargo management system and other interior trim for the BMW X3, launched in the fourth quarter of 2003, and complete interior, excluding seats, for the BMW 6 Series launched in the third quarter of 2003.

Consolidated tooling and engineering sales for the three month period ended December 31, 2003 increased by 19% to $209.7 from $176.0 million for the three month period ended December 31, 2002.

Operating income for the fourth quarter of 2003 increased to $46.3 million compared to $15.3 million for the fourth quarter of 2002. Fourth quarter 2002 operating income included a $23.6 million non-cash impairment charge. Excluding this impact, operating income increased by $7.4 million in 2003 compared to 2002 primarily due to increased sales from new product launches.

Cash generated from operations before changes in working capital during the fourth quarter of fiscal 2003 was $73.2 million. An additional $40.3 million of cash was generated from working capital resulting in total cash from operating activities of $113.5 million. Investment activities during the fourth quarter of 2003 were $42.9 million resulting in free cash before financing activities of $70.6 million for the quarter.

Diluted earnings per share was $0.37 for the three month period ended December 31, 2003, compared to a diluted loss per share of $0.09 for the three month period ended December 31, 2002. Diluted loss per share for the three month period ended December 31, 2002 included a $0.47 loss per share related to the $23.6 million non-cash impairment charge and related $1.5 million income tax charge recognized in the fourth quarter of 2002.

Commenting on 2003, Don Walker, the Company's President and Chief Executive Officer, stated that "2003 was an exciting and successful year for Intier as we launched over $1 billion in new business; commissioned 10 manufacturing facilities and achieved record sales of $4.7 billion".

Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2003 of US$0.10 per share on the Class A Subordinate Voting and Class B Shares payable on or after March 22, 2004 to shareholders of record on March 5, 2004. The Board also declared a dividend of US$2,763,125 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after March 31, 2004 to holders of the Convertible Series Preferred Shares of record on March 5, 2004.

2004 OUTLOOK

Although there is no certainty as to future levels of production, based on currently available information, the Company expects full year 2004 sales to be between $5.1 to $5.3 billion based upon North American and European light vehicle production volumes of 16.1 million and 16.4 million units, respectively for 2004. Full year 2004 average dollar content per vehicle is expected to be between $200 to $208 in North America compared to $164 for full year 2003 and $97 to $103 in Europe compared to $94 for full year 2003. In addition, the Company expects the full year 2004 capital spending to be in the range of $130 to $150 million. The forecasted growth in sales and content is attributable to several new significant programs launched in 2003, as well as significant new programs launching in 2004 including the complete seats, headliner and instrument panel for the Chevrolet Equinox, the interior integration, excluding seats, for the Cadillac STS and the complete seats for the Chevrolet Cobalt in North America, door panels for the BMW 1 Series, latches for Audi, and interior trim, carpet and cargo management for the Mercedes A-Class in Europe.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 24,000 employees at 71 manufacturing facilities, and 17 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the fourth quarter results and other developments on Tuesday, February 24, 2004 at 8.30 a.m. EST (Toronto Time). The number to use for this call is 1-800-670-3540. Overseas callers should use 212-346-6543. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-633-8284 (reservation number is 21185434#). The conference call will be chaired by Don Walker, President and Chief Executive Officer and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 830-5824. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; foreign exchange rates and currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at December 31, 2003	As at December 31, 2002

	(Audited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$216.7	$241.3
Accounts receivable	810.7	579.9
Inventories	304.9	261.7
Prepaid expenses and other	37.9	27.8
Income taxes receivable	-	5.5

	1,370.2	1,116.2

Capital assets, net	561.2	478.1

Goodwill	116.4	100.7

Future tax assets	72.5	75.5

Other assets	21.8	11.3

	$2,142.1	$1,781.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$29.7	$48.6
Accounts payable	830.8	658.0
Accrued salaries and wages	75.0	74.3
Other accrued liabilities	101.8	50.2
Income taxes payable	2.4	-
Long-term debt due within one year	4.4	4.2
Convertible Series Preferred Shares (note 10)	108.6	-

	1,152.7	835.3

Long-term debt	33.0	31.8

Other long-term liabilities	32.6	25.6

Convertible Series Preferred Shares (note 10)	106.1	206.2

Future tax liabilities	45.9	38.0

Minority interest	1.1	0.9

Shareholders' equity:
Convertible Series Preferred Shares (note 7)	11.8	22.0
Class A Subordinate Voting Shares (note 7)	86.1	71.8
Class B Shares (note 7)	495.8	495.8
Contributed Surplus (note 9)	0.6	-
Retained earnings	61.1	17.2
Currency translation adjustment	115.3	37.2

	770.7	644.0

	$2,142.1	$1,781.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month periods ended December 31,		Twelve month periods ended December 31,

	2003	2002	2003	2002

	(Unaudited)		(Audited)
Sales	$1,421.7	$1,054.7	$4,654.6	$3,861.6

Cost of goods sold	1,266.3	926.2	4,117.8	3,374.9
Depreciation and amortization	25.8	24.4	99.5	88.5
Selling, general and administrative (note 9)	69.3	53.2	238.3	197.6
Affiliation and social fees	14.0	12.0	62.6	55.3
Other charges	-	23.6	-	23.6

Operating income	46.3	15.3	136.4	121.7
Interest expense (income), net	0.6	(0.9)	1.6	(1.5)
Amortization of discount on Convertible Series Preferred Shares	3.3	3.0	12.4	11.6
Equity income	(0.5)	(0.6)	(0.4)	(0.6)

Income before income taxes and minority interest	42.9	13.8	122.8	112.2
Income taxes	22.5	18.3	60.3	64.5
Minority interest	(0.1)	(0.8)	0.2	(0.9)

Net income (loss)	$20.5	$(3.7)	$62.3	$48.6

Financing charge on Convertible Series Preferred Shares	0.2	0.6	1.1	1.9

Net income (loss) attributable to Class A Subordinate Voting and Class B Shares	20.3	(4.3)	61.2	46.7
Retained earnings, beginning of period	45.7	24.0	17.2	15.9
Adjustment for change in accounting policy for goodwill (note 4)	-	-	-	(35.7)
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(2.5)	(17.3)	(9.7)

Retained earnings, end of period	$61.1	$17.2	$61.1	$17.2

Earnings (loss) per Class A Subordinate Voting or Class B Share (note 8)
Basic	$0.41	$(0.09)	$1.26	$0.97
Diluted	$0.37	$(0.09)	$1.18	$0.95
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)
Basic	49.1	48.2	48.6	48.2
Diluted	64.1	48.2	63.5	63.6

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month periods ended December 31,		Twelve month periods ended December 31,

	2003	2002	2003	2002

		(Unaudited)	(Audited)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)	$20.5	$(3.7)	$62.3	$48.6
Items not involving current cash flows	52.7	64.6	150.0	155.5

	73.2	60.9	212.3	204.1
Change in non-cash working capital	40.3	22.0	(59.0)	111.4

	113.5	82.9	153.3	315.5

INVESTMENT ACTIVITIES
Capital asset additions	(42.8)	(49.4)	(129.6)	(136.8)
Increase in investments and other assets	(1.1)	(1.0)	(11.6)	(3.1)
Proceeds from disposition of capital assets and other	1.0	2.0	1.2	4.8

	(42.9)	(48.4)	(140.0)	(135.1)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(56.4)	(31.1)	(26.1)	0.6
Repayments of long-term debt and other long-term liabilities	(5.6)	(1.3)	(10.9)	(4.6)
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(2.5)	(17.3)	(9.7)
Dividends on Convertible Series Preferred Shares	(2.7)	(2.8)	(11.1)	(8.4)
Issue of Class A Subordinate Voting Shares (note 7)	2.3	-	10.2	0.1

	(67.3)	(37.7)	(55.2)	(22.0)

Effect of exchange rate changes on cash and cash equivalents	7.5	2.8	17.3	5.8

Net increase (decrease) in cash and cash equivalents during the period	10.8	(0.4)	(24.6)	164.2
Cash and cash equivalents, beginning of period	205.9	241.7	241.3	77.1

Cash and cash equivalents, end of period	$216.7	$241.3	$216.7	$241.3

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares).

(All amounts as at December 31, 2003 and 2002 and for the twelve month periods ended December 31, 2003 and 2002 are audited. All amounts for the three month periods ended December 31, 2003 and 2002 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 annual consolidated financial statements included in the Company's 2002 Annual Report to shareholders, except as described in Note 4.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements as included in the Company's 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at December 31, 2003, and the results of operations and cash flows for the three and twelve month periods ended December 31, 2003 and 2002.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	ACCOUNTING CHANGES
Stock-Based Compensation

In accordance with the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, for the year ended December 31, 2003, the Company recognized compensation expense of $0.6 million. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

Goodwill and Long-Lived Assets
The Company's 2003 annual goodwill impairment test concluded that there was no goodwill impairment and no other charges during 2003.

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants issued in Handbook Section 3062 "Goodwill and Other Intangible Assets" ("CICA 3062"). Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $35.7 million, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interior Europe, Closure and Interior North America reporting segments, respectively. The total goodwill writedown was charged against January 1, 2002 opening retained earnings.

In 2002, the Company completed its annual goodwill impairment analysis in the fourth quarter of 2002 after the annual business plan process had been completed. As a result of this analysis, the Company determined that goodwill of $3.5 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. As required by CICA 3062, the $3.5 million writedown of goodwill was recorded in operating income as a charge against earnings in 2002. In conjunction with the review of goodwill, the Company also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment, following the accounting recommendations in Handbook Section 3063 "Impairment of Long-Lived Assets" ("CICA 3063"). As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $17.6 million, $1.4 million and $1.1 million, respectively. As required by CICA 3063, the $20.1 million writedown of long-lived assets was recorded in operating income as a charge against earnings in 2002. Net tax assets of $1.5 million associated with these operations were charged to income tax expense in 2002.

5.	TRANSACTIONS WITH RELATED PARTIES

On December 19, 2003, the Company entered into a purchase and sale agreement with Magna, whereby the Company agreed to acquire the capital assets for a new line of business for $2.1 million. In consideration of the Company purchasing the business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay the Company $7.4 million for these incremental costs.

6.	CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report and Management's Discussion and Analysis attached.

In February 2003, the CICA issued Accounting Guideline No. 14, Disclosure of Guarantees ("AcG-14"). Consistent with AcG-14, the Company has provided disclosure about guarantees as required for interim periods beginning on or after January 1, 2003. The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

7.	CAPITAL STOCK
Class and Series of Outstanding Securities

For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (i) (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,210,500
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares (i),(ii)	Unlimited	6,431,261
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

(i)

On August 25, 2003, Magna exercised its right to convert 39,500 Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company.

(ii)

The stated value of Class A Subordinate Voting Shares increased by $2.1 million and $10.1 million during the three and twelve month periods ended December 31, 2003, respectively, representing 122,546  shares and 681,108 shares, respectively, issued to fund the Company's Employee Equity Participation and Profit Participation Program.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at December 31, 2003 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at December 31, 2003	6,431,261
Class B Shares outstanding as at December 31, 2003	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,559,300
Convertible Series Preferred Shares, convertible at $15.09 per share	14,648,775

67,391,274

The number of shares reserved to be issued for stock options is 5,987,800 Class A Subordinate Voting Shares of which 2,428,500 are reserved but unoptioned at December 31, 2003.

8.	EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share for the three and twelve month periods ended December 31, 2003 and 2002.

	Three month periods ended December 31,		Twelve month periods ended December 31,

	2003	2002	2003	2002

Basic earnings (loss) per Class A Subordinate Voting or Class B Share:
Net income (loss) attributable to Class A Subordinate Voting and Class B Shares	$20.3	$(4.3)	$61.2	$46.7

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	49.1	48.2	48.6	48.2

Basic earnings (loss) per Class A Subordinate Voting or Class B Share	$0.41	$(0.09)	$1.26	$0.97

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share:
Net income (loss) attributable to Class A Subordinate Voting and Class B Shares	$20.3	$(4.3)	$61.2	$46.7

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	3.3	-	12.4	11.6
Financing charge on Convertible Series Preferred Shares	0.2	-	1.1	1.9

	$23.8	$(4.3)	$74.7	$60.2

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	49.1	48.2	48.6	48.2
Convertible Series Preferred Shares	14.6	-	14.8	14.9
Stock options	0.4	-	0.1	0.5

	64.1	48.2	63.5	63.6

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share	$0.37	$(0.09)	$1.18	$0.95

At December 31, 2002, the Company had outstanding 3,155,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which are all anti-dilutive, and, therefore, not included in the three month period ended December 31, 2002 earnings per share calculation above.

9.	STOCK-BASED COMPENSATION
(a)

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report. The following is a continuity schedule of options outstanding:

Canadian dollar options

	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000
Granted	296,000	Cdn.$	22.55
Exercised	(3,700)	Cdn.$	21.00	(3,700)
Cancelled	(10,000)	Cdn.$	21.00	(4,000)
Vested				398,200

Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500

U.S. dollar options

	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000
Granted	175,500	U.S.$	17.27
Exercised	(3,500)	U.S.$	13.72	(3,500)
Cancelled	(50,000)	U.S.$	15.33	(14,000)
Vested				287,100

Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600

(b)

Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Risk free interest rate	3.25% - 4.09%
	Expected dividend yield	2.34%
	Expected volatility	39%
	Expected time until exercise	5 years

For the year ended December 31, 2003, the compensation expense recognized in selling, general and administration expense and credited to contributed surplus related to the Company's outstanding fixed price stock options amounted to approximately $0.6 million.

The following is a continuity schedule of contributed surplus:
2003

Balance, beginning of year	$-
Stock option compensation expense	0.6
Credited to share capital on exercise of options	-

Balance, end of year	$0.6

The weighted-average fair value of options granted during the year ended December 31, 2003 was $5.52 per option.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted during 2002, the Company's pro forma net income (loss) attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings (loss) per Class A Subordinate Voting or Class B Share would have been as follows:

	Three month periods ended December 31,		Twelve month periods ended December 31,

	2003	2002	2003	2002

Pro forma net income (loss) attributable to Class A Subordinate Voting and Class B Shares	$19.8	$(4.4)	$60.5	$45.8

Pro forma earnings (loss) per Class A Subordinate Voting or Class B Share
Basic	$0.40	$(0.09)	$1.25	$0.95
Diluted	$0.36	$(0.09)	$1.17	$0.93

The weighted average fair value of options granted during the three month period ending December 31, 2002 was $4.73  per option and the weighted average fair value of options granted during the twelve month period ending December 31, 2002 was $5.63 per option.

The fair value of stock options granted during 2002 is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three month period ended December 31,	Twelve month period ended December 31,
	2002	2002

Risk free interest rate	3.96%	3.96% - 5.27%
Expected dividend yield	1.20%	1.20%
Expected volatility	37%	26% - 37%
Expected time until exercise	5 years	5 years

10.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 Convertible Series Preferred Shares is presented as current liabilities. The Series 1 Convertible Series Preferred Shares are retractable by Magna International Inc. at their carrying value of $108.6 million, together with all declared and unpaid dividends, on or after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09  per Class A Subordinate Voting Share.

The liability amount for Series 2 Convertible Series Preferred Shares is presented as long-term liabilities, as they are not retractable by Magna until after December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The Series 1 and 2 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.

11.	DEBT AND COMMITMENTS

During the twelve month period ending December 31, 2003, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility provides for the funding of the tooling costs in tranches prior to December 31, 2003 with a commitment to fund up to approximately $39 million of lease payments which are being paid monthly over the lease term expiring in August 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2003.

12.	SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company sold one of its manufacturing facilities reported in the European Interior Systems segment. The impact to the Company will be a charge to operating income and net income of approximately $4 million and $6 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Basis of Presentation of Financial Information

The amounts described below are based on the Company's consolidated financial statements, which are prepared in accordance with Canadian GAAP. The following management's discussion and analysis should be read in conjunction with the 2002 audited consolidated financial statements, including "Significant Accounting Policies - Principles of Consolidation", as included in the Company's 2002 annual report and "Accounting Changes" in this Management's Discussion and Analysis.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world and employs approximately 24,000  employees at 71 manufacturing facilities, 17 product development, engineering and testing centres and 13 sales offices in North America, Europe, Brazil and Asia Pacific. The Company's top five customers, based on consolidated 2003 sales, are DaimlerChrysler (27%), Ford (24%), General Motors (16%), BMW (9%) and Volkswagen (6%).

The Company's operations consist of two business segments, the Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. Effective January 2003, the Company's Closure operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closure Systems segment, beginning January 2003 is reported on a global basis. As a result, the Company has presented the Closure business as one reportable business segment to reflect the new global approach for segment wide growth. The Company's Interior Systems segment continues to be segregated between North America and Europe. In 2003, the Company's Interior Systems segment accounted for approximately 79% and 68% of the Company's consolidated sales and operating income, and the Company's Closure segment accounted for approximately 21% and 32% of the Company's consolidated sales and operating income.

The following are highlights of the Company's financial performance in 2003:
●	Total sales increased $0.8 billion, or by 21% to $4.7 billion compared to $3.9 billion in 2002;
●

Average dollar content on North American produced vehicles in 2003 increased by $29 to $164 as compared to $135 in 2002. In addition, Western European average dollar content per vehicle increased $20 to $94 during 2003 compared to $74 in 2002. The growth in content in both North America and Europe was attributable to increased market penetration and the positive impact of foreign exchange translation on sales;

●

New products launched during 2003 included the complete seats for the Chrysler Pacifica, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, the window regulators for the Chrysler Minivan and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon in North America and the complete interior, excluding seats, for the BMW 6-Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the VW Portaro in Europe;

●

Higher start-up costs were incurred at both new and existing facilities launching new products during 2003 and during 2004. In addition to the products launched during 2003, new products launching over the next 12 months include the complete seats, headliner and instrument panel for the Chevrolet Equinox, the second and third row Stow 'n Go seats for the Chrysler Minivan, the interior integration, excluding seats, for the Cadillac STS and the complete seats for the Chevrolet Cobalt in North America and door panels for the BMW 1-Series, latches for Audi, and the interior trim, carpet and cargo management for the Mercedes A-class in Europe;

●	During 2003 the Company closed three underperforming facilities in Europe;
●

North American light vehicle production of 15.9 million units during 2003 was 3% lower than production levels in 2002. 2003 Western European vehicle production was 16.4 million units, representing a 1% increase from 2002;

●

The OEMs in both North America and Europe continue to offer various price and financing incentives to their customers. As a result, the Company's pricing to its OEM customers has been under pressure resulting in higher price reductions in 2003 compared to the prior year; and

●	Operating income increased by 12% to $136.4 million from $121.7 million in 2002.

Industry Risks and Trends

The following are some of the more significant risks and trends relating to the automotive industry that could affect the Company in achieving its results:

●

An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, oil and energy prices and international conflicts.

●

Increasing price reduction pressures from the Company's customers could reduce profit margins. In the past, the Company entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from the Company's suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of the Company's customers continue to demand additional price reductions beyond existing contractual commitments, which could have an adverse impact on the Company's future profit margins. To the extent that these price reductions are not offset through cost reductions, the Company's future profit margins would be adversely affected.

●

The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that the Company pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by the Company may not be fully recovered.

●

Although the Company supplies parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, the Company does not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which the Company does supply parts. Shifts in market share among vehicles could have an adverse effect on the Company's sales and profit margins. For example, the Company is affected by the sales mix between passenger cars; SUVs, minivans and other light trucks as the product content and profit margin vary among these types of vehicles.

●

Although the Company's financial results are reported in U.S. dollars, a significant portion of the Company's sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which the Company generates its revenues.

●

In order to retain its global competitiveness with its customers, the Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short-term. The Company could also be exposed to foreign exchange and liquidity risks in the long term.

●

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts could have a negative impact on the Company's results. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage. The Company may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, the Company has product liability coverage under insurance policies. This coverage will continue until August 2004, subject to renewal on an annual basis. In addition, some of the Company's European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. A successful claim brought against the Company in excess of its available insurance coverage may have an adverse effect on the Company's operations and financial condition.

RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE YEAR 2003 COMPARED TO 2002

	Years ended December 31,

	2003	2002	Change

1 Canadian dollar equals U.S. Dollars	0.7159	0.6372	12.4%
1 Euro equals U.S. dollars	1.1320	0.9456	19.7%
1 British pound equals U.S. dollars	1.6349	1.5025	8.8%

The Company's results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. As a result of the significant strengthening in the functional currencies noted above, 2003 sales and operating income have increased by approximately $368 million and $5 million respectively from 2002. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Sales (in millions, except average content per vehicle)

	Years ended December 31,

	2003	2002

Vehicle production volumes
North America	15.9	16.3
Europe	16.4	16.3

Average dollar content per vehicle
North America	$164	$135
Europe	$94	$74

Production sales - Interior Systems
North America	$1,831.8	$1,572.8
Europe	1,375.5	1,078.2
Production sales - Closure Systems	945.0	773.7

	4,152.3	3,424.7

Tooling and engineering sales	502.3	436.9

Total sales	$4,654.6	$3,861.6

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 16.5% to $1,831.8 million for 2003 compared to $1,572.8 million for 2002. This growth was primarily the result of an increase in average dollar content per vehicle and the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new product launches during the second half of 2002 including the complete seats for the Saturn ION and new product launches during 2003 including the complete seats for the Chrysler Pacifica, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chrevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon. The increase in production sales was partially offset by a 3% decrease in North American light vehicle production volumes, including lower vehicle volumes on certain of the company's high content programs and by customer price reductions.

Europe:  European production sales for the Interior business increased 27.6% to $1,375.5 million for 2003 compared to $1,078.2 million for 2002. This growth was primarily attributable to the strengthening of the euro and the British Pound relative to the U.S. dollar and to an increase in average dollar content per vehicle, which was positively impacted by new product launches during the second half of 2002 including the instrument panel and door panels for the Jaguar XJ series, the door panels for the Toyota Avensis and the cockpit module for the Nissan Micra and product launches during 2003 including the complete interior, excluding seats, for the BMW 6 Series, the cargo management system and other interior trim for the BMW X3 and the complete seats for the VW Portaro and also due to a 1% increase in Western European vehicle production volumes.

Production Sales - Closure Systems:

Production sales for the Closure business increased 22.1% to $945.0 million for 2003 from $773.7 million for 2002. This growth was primarily due to the strengthening of the Canadian dollar and euro relative to the U.S. dollar and increased average dollar content per vehicle as a result of new products launched including window regulators for the Chrysler Minivan and other new products launched during 2003 and in late 2002. These increases were partially offset by a 3% decrease in North American vehicle production volumes including lower volumes on certain of the Company's high content programs and by customer price reductions.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for 2003 increased 15% to $502.3 million from $436.9 million for 2002. Tooling and engineering sales increased by $56.3 million to $448.7 million in the Interior business and increased by $9.1 million to $53.6 million in the Closure business for 2003 compared to 2002. These increases in tooling and engineering sales are due to the Company's increased involvement in new incremental programs and the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar.

Gross Margin

	Years ended December 31,

	2003	2002

Gross margin	$536.8	$486.7

Gross margin as a percentage of total sales	11.5%	12.6%

Gross margin as a percentage of sales decreased from 12.6% to 11.5% primarily as a result of customer price reductions, higher costs associated with new and existing facilities launching new products during 2003 and in early 2004, lower vehicle production volumes on certain of the Company's high content programs, costs associated with the closure of one of the Company's divisions, the impact of labour strikes in eastern Germany in June 2003 and higher tooling sales. These decreases have been partially offset by sales from new products launched during 2003. In addition, in the fourth quarter of 2002, the Company recorded a $2.8 million charge relating to the downsizing of one of the Company's underperforming divisions.

Operating Income

	Years ended December 31,

	2003	2002

Gross margin	$536.8	$486.7
Less:
Depreciation and amortization	99.5	88.5
Selling, general and administrative	238.3	197.6
Affiliation and social fees	62.6	55.3
Other charges	-	23.6

Operating income	$136.4	$121.7

Depreciation and amortization as a percentage of total sales	2.1%	2.3%

Selling, general and administrative expenses as a percentage of total sales	5.1%	5.1%

Depreciation and amortization:  Depreciation and amortization expense increased by $11 million to $99.5 million for 2003 from $88.5 million for 2002. The increase is attributable to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the Canadian dollar, euro and British pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in 2003 compared to 2002. These increases were partially offset by lower depreciation expense as a result of the impairment loss on long-lived assets recognized in the fourth quarter of 2002.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $40.7 million to $238.3 million for 2003 from $197.6 million for 2002. The increase in SG&A is primarily a result of the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense, costs associated with start-up facilities in North America and Europe and the incremental costs associated with the increase in production sales. As a percentage of total sales, SG&A remained unchanged at 5.1%.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to social commitment agreements with Magna. These fees and social commitment contributions are based on the Company's sales and pre-tax profits. The fees and contributions to Magna expensed during 2003 were $62.6 million reflecting an increase of $7.3 million compared to the $55.3 million expensed in 2002. The increase in fees is reflective of the increase in sales and pre-tax profits in 2003 compared to 2002.

Other charges: The Company's 2003 annual goodwill impairment test concluded that there was no goodwill impairment and no other charges during 2003. In 2002, the Company recognized a $3.5 million charge for impairment of goodwill relating to one reporting unit in its Interiors Europe reporting segment. There was no tax recovery recorded on this charge. In conjunction with the 2002 annual impairment test for goodwill, a long-lived assets recoverability test was also performed on the same reporting unit which resulted in recognition of additional impairment losses of $20.1 million, reducing the carrying value of machinery and equipment, leasehold improvements and buildings by $17.6 million, $1.4 million and $1.1 million respectively. Net tax assets of $1.5 million associated with these operations were charged to income tax expense in 2002.

Operating Income (Loss)

	Years ended December 31,

	2003	2002

Interior Systems
North America	$87.5	$108.4
Europe	5.0	(23.3)
Closure Systems	43.8	34.4
Corporate	0.1	2.2

Operating income	$136.4	$121.7

Operating Income - Interior Systems:

North America:  Operating income for the North American Interior business decreased by $20.9 million to $87.5 million for 2003 from $108.4 million for 2002. The decrease in operating income was primarily a result of customer price reductions, higher costs associated with new and existing facilities launching new products during 2003 and in early 2004, a 3% decrease in North American light vehicle production volumes including lower volumes on certain of the Company's high content programs, operating inefficiencies at one of the Company's North American divisions, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities and increased SG&A costs and affiliation fees associated with the increase in production sales. These decreases have been partially offset by increased production sales from new product launches and the strengthening of the Canadian dollar relative to the U.S. dollar.

Europe:  Operating income for the European Interior business increased by $28.3 million from an operating loss of $23.3 million for 2002 to operating income of $5.0 million for 2003. Increased operating income in Europe results primarily from the 2002 recognition of a $3.5 million writedown of goodwill, a $20.1 million writedown of long-lived assets (see "Other Charges") and a $2.8 million charge relating to the downsizing of one of the Company's underperforming divisions. In addition, European operating income for 2003 was positively impacted by continuing operating efficiencies at certain divisions, the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income at certain divisions and a 1% increase in Western European vehicle production volumes. These positive impacts have been negatively affected by higher than expected costs associated with the launch of certain new products, closure costs associated with one of the Company's divisions, operating inefficiencies at one of the Company's European facilities, the impact of labour strikes in eastern Germany in June 2003, increased depreciation and amortization expense resulting from the Company's continuing investment in capital to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in sales and also by the strengthening of the U.S. dollar which magnified operating losses at certain European operations on the translation to the Company's U.S. dollar reporting currency.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $9.4 million to $43.8 million for 2003 from $34.4 million for 2002. Operating income was positively impacted by increased content from new product launches, the strengthening of the Canadian dollar and euro relative to the U.S. dollar and operating improvements at certain European operations. These increases were partially offset by a 3% decline in North American light vehicle volumes, including lower vehicle volumes on certain of the Company's high content programs, customer price reductions, increased costs associated with the launch of new products during 2003, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production on programs and facilities, increased SG&A costs and affiliation fees associated with the increase in production sales and the strengthening of the euro to the U.S. dollar which magnified operating losses at certain European operations on the translation to the Company's U.S. dollar reporting currency.

Operating income - Corporate: Operating income for Corporate for 2003 was $0.1 million compared to operating income of $2.2 million for 2002 as a result of additional corporate costs being charged to the Company's operating segments.

Other Items

	Years ended December 31,

	2003	2002

Operating income	$136.4	$121.7
Interest expense (income), net	1.6	(1.5)
Amortization of discount on Convertible Series Preferred Shares	12.4	11.6
Equity income	(0.4)	(0.6)

Income before income taxes and minority interest	122.8	112.2
Income taxes	60.3	64.5
Minority interest	0.2	(0.9)

Net income	62.3	48.6
Financing charge on Convertible Series Preferred Shares	1.1	1.9

Net income attributable to Class A Subordinate Voting and Class B Shares	$61.2	$46.7

Interest expense (income), net:  The Company's interest expense, net of interest income, increased by $3.1 million to $1.6 million of interest expense for 2003 from $1.5 million interest income for 2002. The increase was a result of charges on bank indebtedness and long-term debt balances, lower interest earned on cash balances and interest income earned in 2002 on a tax refund and on other assets.

Amortization of discount on Convertible Series Preferred Shares:  As part of the Reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $12.4 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during 2003 compared to $11.6 million in 2002.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 49.1% for 2003 as compared to 57.5% for 2002. Excluding the impact of tax losses not benefited, the non-deductible amortization of discount on Convertible Series Preferred Shares and the 2002 impact of "Other Charges", the effective tax rate was 36% for 2003 compared to a rate of 35% for 2002.

Net income:  Net income for 2003 was $62.3 million as compared to $48.6 million for 2002.The increased net income results primarily from the 2002 impairment charges for goodwill and long-lived assets of $23.6 million and the related tax impact of $1.5 million (see "Other Charges"). Excluding the impact of the impairment charges, net income for 2003 was $11.4 million lower than 2002 decreasing from $73.7 million in 2002 to $62.3 million in 2003. The decrease in net income was primarily attributable to lower operating income resulting from customer price reductions, higher costs associated with new and existing facilities launching new products during 2003 and in early 2004, a 3% reduction in North American light vehicle production volumes, including lower vehicle volumes on certain of the Company's high content programs, operating inefficiencies at certain facilities, the impact of eastern Germany labour strikes in June 2003, costs associated with the closure of one of the Company's European divisions, the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing operating losses at certain European operations, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities, increased SG&A costs and affiliation fees associated with the increase in production sales, higher interest expense and increased amortization of discount on Convertible Series Preferred Shares. These negative impacts were partially offset by increased sales from new product launches, improved operating efficiencies at certain divisions, lower tax expense and the strengthening of the Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported net income. In addition, 2002 included a $2.8 million charge in the fourth quarter relating to the downsizing of one of the Company's underperforming divisions.

Financing Charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.1 million for 2003 compared to $1.9 million for 2002.

Earnings Per Share

	Year ended December 31,	Year ended December 31,

	2003	2002

Earnings per Class A Subordinate Voting or Class B Share (US $)
Basic	$1.26	$0.97
Diluted	$1.18	$0.95

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.6	48.2
Diluted	63.5	63.6

Diluted earnings per Class A Subordinate Voting or Class B Share for 2003 was $1.18 compared to $0.95 for 2002. Diluted earnings per Class A Subordinate Voting or Class B Share for 2002 included a $0.39 loss per share associated with the "Other Charges" of $23.6 million and the related income tax charge of $1.5 million. Excluding the impact of $0.39 loss per share associated with "Other Charges", Diluted earnings per Class A Subordinate Voting or Class B Share for 2003 is lower than 2002 Diluted earnings per Class A Subordinate Voting or Class B Share as a result of lower net income.

On August 25, 2003, Magna International Inc. ("Magna") exercised its right to convert 39,500 Series 1 Convertible Series Preferred Shares into Class A Subordinate Voting Shares of the Company. The Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 261,762 Class A Subordinate Voting Shares of the Company. The conversion had no impact on the diluted earnings per Class A Subordinate Voting or Class B Share.

During the year ended December 31, 2003, the Company issued 681,108 Class A Subordinate Voting Shares to fund the Company's Employee Equity and Profit Participation Program.

SUMMARY OF THE THREE MONTH PERIOD ENDED DECEMBER 31, 2003

Sales increased $367.0 million to $1,421.7 million for the three month period ended December 31, 2003 compared to $1,054.7 million in the three month period ended December 31, 2002. Approximately $126 million or 34% of this increase is due to the positive impact of foreign exchange translation related to the strengthening Canadian dollar, euro and British Pound relative to the U.S. dollar.

North American production sales grew to $795.8 million in the fourth quarter of 2003 compared to $551.5 million in the fourth quarter of 2002 as a result of the positive impact of higher North American average dollar content per vehicle and the strengthening of the Canadian dollar. North American light vehicle production volumes for the three month period ended December 31, 2003 were 3.9 million units, representing a 1% increase as compared to the three month period ended December 31, 2002. North American average dollar content per vehicle increased 43% to $204 for the fourth quarter of 2003 compared to $143 for the fourth quarter of 2002. New products that contributed to this increase included the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon, launched in the fourth quarter of 2003, the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey, the integration of the complete interior, excluding seats, for the Cadillac SRX, the window regulators for the Chrysler Minivan, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, launched in the third quarter of 2003 and the complete seats for the Chrysler Pacifica launched in the first quarter of 2003.

European production sales increased to $416.2 million for the fourth quarter of 2003 compared to $327.2 million for the fourth quarter of 2002 as a result of growth in the European average dollar content per vehicle and the positive impact related to the strengthening of the euro and British Pound. European vehicle production volumes were 4.2 million units for the three month period ended December 31, 2003 representing a 1% decrease as compared to the three month period ended December 31, 2002. European average dollar content per vehicle increased 28% to $100 for the fourth quarter of 2003 compared to $78 for the fourth quarter of 2002. New products that contributed to this increase included the Company's complete seats for the VW Portaro and the cargo management system and other interior trim for the BMW X3, launched in the fourth quarter of 2003, and the complete interior, excluding seats, for the BMW 6 Series launched in the third quarter of 2003.

Consolidated tooling and engineering sales for the three month period ended December 31, 2003 increased by 19% to $209.7 from $176.0 million for the three month period ended December 31, 2002.

Operating income for the fourth quarter of 2003 increased to $46.3 million compared to $15.3 million for the fourth quarter of 2002. Fourth quarter 2002 operating income included a $23.6 million non-cash impairment charge. Excluding this impact, operating income increased by $7.4 million in 2003 compared to 2002 primarily due to increased sales from new product launches.

Cash generated from operations before changes in working capital during the fourth quarter of fiscal 2003 was $73.2 million. An additional $40.3 million of cash was generated from working capital resulting in total cash from operating activities of $113.5 million. Investment activities during the fourth quarter of 2003 were $42.9 million resulting in free cash before financing activities of $70.6 million for the quarter.

Diluted earnings per share was $0.37 for the three month period ended December 31, 2003, compared to diluted loss per share of $0.09 for the three month period ended December 31, 2002. Diluted loss per share for the three month period ended December 31, 2002 included a $0.47 loss per share related to the non-cash impairment charge of $23.6 million and the related $1.5 million income tax charge recognized in the fourth quarter of 2002.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash from Operating Activities

	Years ended December 31,

	2003	2002

Net income	$62.3	$48.6
Items not involving current cash flows	150.0	155.5

	212.3	204.1
Change in non-cash working capital	(59.0)	111.4

	$153.3	$315.5

During 2003, cash from operations before changes in working capital increased by $8.2 million to $212.3 million from $204.1 million in 2002. The increase was a result of an increase in net income of $13.7 million offset by a decrease in non-cash items of $5.5 million representing lower future tax expense and the 2002 impairment charges for goodwill and long-lived assets offset by higher depreciation and amortization, higher pension and post-retirement benefit expense and higher other non-cash charges. The $59.0 million of cash invested in working capital during 2003 is the result of a $148.2 million increase in accounts receivable, a $7.2 million increase in inventories and a $5.1 million increase in prepaids and other assets offset by a $101.5 million increase in accounts payable and accrued liabilities. The increase in accounts receivable and accounts payable and accrued liabilities is due to new programs launched during 2003.

Investment Activities

	Years ended December 31,

	2003	2002

Capital asset additions	$(129.6)	$(136.8)
Investments and other asset additions	(11.6)	(3.1)
Proceeds from disposition of long-lived assets	1.2	4.8

	$(140.0)	$(135.1)

Cash used for capital assets and investment and other asset spending was $141.2 million and $139.9 million for 2003 and 2002, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $1.2 million and $4.8 million during 2003 and 2002, respectively.

Financing Activities

	Years ended December 31,

	2003	2002

(Decrease) increase in bank indebtedness	$(26.1)	$0.6
Repayments of long-term debt and other long-term liabilities	(10.9)	(4.6)
Issue of Class A Subordinate Voting Shares, net	10.2	0.1
Dividends on Class A Subordinate Voting and Class B Shares	(17.3)	(9.7)
Dividends on Convertible Series Preferred Shares	(11.1)	(8.4)

	$(55.2)	$(22.0)

Cash used for financing activities was $55.2 million in 2003 compared to $22.0 million in 2002. Cash used for financing activities in 2003 included net repayments of debt (including bank indebtedness and long-term debt and other long-term liabilities) of $37.0 million compared to net repayments of debt of $4.0 million in 2002. Dividends paid during 2003 were $0.35  per Class A Subordinate Voting and Class B Share totalling $17.3 million, compared to $0.20 per Class A Subordinate Voting and Class B Share during 2002, totalling $9.7 million. Dividends paid on Convertible Series Preferred Shares for 2003 were $11.1 million, compared to $8.4 million for 2002. In addition, 681,108 Class A Subordinate Voting Shares were issued for total proceeds of $10.1 million in respect of the Company's Employee Equity and Profit Participation Program during 2003. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares relates to the exercise of options granted under the Company's Incentive Stock Option Plan.

Unused and Available Financing Resources

Cash on hand decreased to $216.7 million at December 31, 2003 from $241.3 million at December 31, 2002. At December 31, 2003, the Company had credit facilities of $507.0 million, of which $423.0 million are unused and available. $353.3 million of the unused and available facilities represent the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004. The credit facility includes customary commercial terms and bears interest at variable rates not exceeding the prime rate of interest. The credit facility contains negative and affirmative financial and operating convenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. The primary purpose of the facility is to provide funding for general corporate purposes, including working capital and investments. The Company has plans to replace the three year revolving credit facility with a similar facility during 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated company's are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at December 31, 2003, $44.1 million compared to $29.3 million as at December 31, 2002, had been advanced to tooling suppliers under the Company's portion of this facility. These amounts are included in accounts payable on the Company's December 31, 2003 and 2002 consolidated balance sheets.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2004, it is expected the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production starting 2004 through to 2006.

Capital spending for existing businesses and projects is expected to range between $130 million and $150 million for 2004. The majority of capital spending in 2004 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2004 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes or a change in customer or supplier payment terms could adversely impact cash provided from operating activities in 2004. Cash provided from operating activities totalled $153.3 million and $315.5 million for 2003 and 2002, respectively.

Guarantees

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

TRANSACTIONS WITH RELATED PARTIES

On December 19, 2003, the Company entered into a purchase and sale agreement with Magna, whereby the Company agreed to acquire the capital assets for a new line of business for $2.1 million. In consideration of the Company purchasing the business and incurring costs in connection with the relocation of the acquired assets and revalidating the business, Magna agreed to pay the Company $7.4 million for these incremental costs.

CONTINGENCIES

On August 16, 2002, the Company was served with a complaint issued in the United States District Court, District of Massachusetts by Stoneridge Control Devices, Inc. which was a supplier of adjunct actuators to the Company. After months of unsuccessful pricing negotiations, the Company advised Stoneridge that it would not be extending its long-term agreement which expired on July 31, 2002, and that such adjunct actuators would thereafter be manufactured by the Company. In this action Stoneridge is alleging that the Company:

!	breached certain agreements with Stoneridge which obliged the Company to purchase all of its adjunct actuator requirements from Stoneridge for the life of certain customer programs;
!

made certain misrepresentations to Stoneridge that it was not developing and producing adjunct actuators itself and that it intended to purchase Stoneridge's adjunct actuator for the life of the programs;

!	unlawfully used Stoneridge's trade secrets and proprietary information; and
!	violated Massachusetts General Laws c93A, the Massachusetts unfair business practices legislation.

Stoneridge's Initial Disclosure dated November 17, 2003, claims that Stoneridge's damages are over $25 million. The Company disputes the allegations contained in the complaint and does not believe it has any liability for these claims, although the Company cannot provide any assurance that this will be the case.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

ACCOUNTING CHANGES

In accordance with the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, for the year ended December 31, 2003, the Company recognized compensation expense of $0.6 million. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company sold one of its manufacturing facilities reported in the European Interior Systems segment. The impact to the Company will be a charge to operating income and net income of approximately $4 million and $6 million, respectively.

FORWARD LOOKING STATEMENTS

The previous discussion contains statements which, to the extent that they are not recitations of historical facts, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to industry, cyclicality, trade costs, dependence on certain vehicles and major OEM customers, program launch delays, foreign exchange rates and currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this report to reflect subsequent information, events or circumstances or otherwise.